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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           ---------------------------

                                 PROLOGIS TRUST
                                (Name of Issuer)


COMMON SHARES OF BENEFICIAL INTEREST,
     PAR VALUE $0.01 PER SHARE                               743410 10 2
   (Title of class of securities)                           (CUSIP number)


                              NANCY E. BARTON, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153


                                  MARCH 8, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

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

--------------------------------- ----------------------------------------------                 ---------------------------------
CUSIP number                      743410 10 2                                         13D                    Page 2 of 9 Pages
--------------------------------- ----------------------------------------------                 ---------------------------------
------------- --------------------------------------------------------- ----------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                 EB ACQUISITION CORP.
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [  ]
                                                                                                                     (B) [  ]
------------- --------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ----------------------------------- --------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                    NOT APPLICABLE

------------- --------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
------------- --------------------------------------------------------- ----------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND

------------------------ -------- ----------------------------------------------------- ------------------------------------------
  NUMBER OF                 7     SOLE VOTING POWER:
    SHARES
                         -------- ----------------------------------------------------- ------------------------------------------
 BENEFICIALLY               8     SHARED VOTING POWER:                                  49,903,814 SHARES OF COMMON STOCK
   OWNED BY                                                                             (SEE ITEMS 2 AND 5)
                         -------- ----------------------------------------------------- ------------------------------------------
     EACH                   9     SOLE DISPOSITIVE POWER:
  REPORTING
                         -------- ----------------------------------------------------- ------------------------------------------
 PERSON WITH               10     SHARED DISPOSITIVE POWER:                             49,903,814 SHARES OF COMMON STOCK
                                                                                        (SEE ITEMS 2 AND 5)
------------- ------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  49,903,814 SHARES OF COMMON STOCK
                                                                                        (SEE ITEMS 2 AND 5)
------------- --------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [_]

------------- --------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      28.6%

------------- --------------------------------------------------------- ----------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                 CO

------------- --------------------------------------------------------- ----------------------------------------------------------




                                       2

--------------------------------- ----------------------------------------------                 ---------------------------------
CUSIP number                      743410 10 2                                         13D                    Page 3 of 9 Pages
--------------------------------- ----------------------------------------------                 ---------------------------------

------------- --------------------------------------------------------- ----------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                 GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [  ]
                                                                                                                        (B) [  ]
------------- --------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ----------------------------------- --------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                    NOT APPLICABLE

------------- --------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
------------- --------------------------------------------------------- ----------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

------------------------ -------- ----------------------------------------------------- ------------------------------------------
  NUMBER OF                 7     SOLE VOTING POWER:
    SHARES
                         -------- ----------------------------------------------------- ------------------------------------------
 BENEFICIALLY               8     SHARED VOTING POWER:                                  49,903,814 SHARES OF COMMON STOCK
   OWNED BY                                                                             (SEE ITEMS 2 AND 5)
                         -------- ----------------------------------------------------- ------------------------------------------
     EACH                   9     SOLE DISPOSITIVE POWER:
  REPORTING
                         -------- ----------------------------------------------------- ------------------------------------------
 PERSON WITH               10     SHARED DISPOSITIVE POWER:                             49,903,814 SHARES OF COMMON STOCK
                                                                                        (SEE ITEMS 2 AND 5)
------------- ------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  49,903,814 SHARES OF COMMON STOCK
                                                                                        (SEE ITEMS 2 AND 5)
------------- --------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

------------- --------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       28.6%

------------- --------------------------------------------------------- ----------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                 CO

------------- --------------------------------------------------------- ----------------------------------------------------------





                                       3

--------------------------------- ----------------------------------------------                 ---------------------------------
CUSIP number                      743410 10 2                                         13D                    Page 4 of 9 Pages
--------------------------------- ----------------------------------------------                 ---------------------------------

------------- --------------------------------------------------------- ----------------------------------------------------------
 1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
              I.R.S. IDENTIFICATION NOS.
              OF ABOVE PERSONS:
------------- --------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                  (B) [  ]
------------- --------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ----------------------------------- --------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                    NOT APPLICABLE

------------- --------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
------------- --------------------------------------------------------- ----------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

------------------------ -------- ----------------------------------------------------- ------------------------------------------
  NUMBER OF                 7     SOLE VOTING POWER:
    SHARES
                         -------- ----------------------------------------------------- ------------------------------------------
 BENEFICIALLY               8     SHARED VOTING POWER:                                  49,903,814 SHARES OF COMMON STOCK
   OWNED BY                                                                             (SEE ITEMS 2 AND 5)
                         -------- ----------------------------------------------------- ------------------------------------------
     EACH                   9     SOLE DISPOSITIVE POWER:
  REPORTING
                         -------- ----------------------------------------------------- ------------------------------------------
 PERSON WITH               10     SHARED DISPOSITIVE POWER:                             49,903,814 SHARES OF COMMON STOCK
                                                                                        (SEE ITEMS 2 AND 5)
------------- ------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  49,903,814 SHARES OF COMMON STOCK
                                                                                        (SEE ITEMS 2 AND 5)
------------- --------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [ ]

------------- --------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       28.6%

------------- --------------------------------------------------------- ----------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                 CO

------------- --------------------------------------------------------- ----------------------------------------------------------




                                       4

--------------------------------- ----------------------------------------------                 ---------------------------------
CUSIP number                      743410 10 2                                         13D                    Page 5 of 9 Pages
--------------------------------- ----------------------------------------------                 ---------------------------------

------------- --------------------------------------------------------- ----------------------------------------------------------
 1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL SERVICES, INC.
              I.R.S. IDENTIFICATION NOS.
              OF ABOVE PERSONS:
------------- --------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [  ]
                                                                                                                       (B) [  ]
------------- --------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ----------------------------------- --------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                    NOT APPLICABLE

------------- --------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
------------- --------------------------------------------------------- ----------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

------------------------ -------- ----------------------------------------------------- ------------------------------------------
  NUMBER OF                 7     SOLE VOTING POWER:                                    0
    SHARES
                         -------- ----------------------------------------------------- ------------------------------------------
 BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
   OWNED BY
                         -------- ----------------------------------------------------- ------------------------------------------
     EACH                   9     SOLE DISPOSITIVE POWER:                               0
  REPORTING
                         -------- ----------------------------------------------------- ------------------------------------------
 PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

------------- ------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                        DISCLAIMED BY GENERAL ELECTRIC CAPITAL
                                                                                        SERVICES, INC.
------------- --------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [ ]

------------- --------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   NOT APPLICABLE
                                                                                                                    (SEE 11 ABOVE)

------------- --------------------------------------------------------- ----------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                 CO

------------- --------------------------------------------------------- ----------------------------------------------------------





                                       5

--------------------------------- ----------------------------------------------                 ---------------------------------
CUSIP number                      743410 10 2                                         13D                    Page 6 of 9 Pages
--------------------------------- ----------------------------------------------                 ---------------------------------

------------- --------------------------------------------------------- ----------------------------------------------------------
 1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC COMPANY
              I.R.S. IDENTIFICATION NOS.
              OF ABOVE PERSONS:
------------- --------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [  ]
                                                                                                                         (B) [  ]
------------- --------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ----------------------------------- --------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                    NOT APPLICABLE

------------- --------------------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
------------- --------------------------------------------------------- ----------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

------------------------ -------- ----------------------------------------------------- ------------------------------------------
  NUMBER OF                 7     SOLE VOTING POWER:                                    0
    SHARES
                         -------- ----------------------------------------------------- ------------------------------------------
 BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
   OWNED BY
                         -------- ----------------------------------------------------- ------------------------------------------
     EACH                   9     SOLE DISPOSITIVE POWER:                               0
  REPORTING
                         -------- ----------------------------------------------------- ------------------------------------------
 PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

------------- ------------------------------------------------------------------------- ------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                        DISCLAIMED BY GENERAL ELECTRIC COMPANY
------------- --------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

------------- --------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   NOT APPLICABLE
                                                                                                                    (SEE 11 ABOVE)
------------- --------------------------------------------------------- ----------------------------------------------------------
14            TYPE OF REPORTING PERSON:                                 CO

------------- --------------------------------------------------------- ----------------------------------------------------------


           This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on December 26, 2001, by and on behalf of EB Acquisition Corp., a Maryland corporation ("EB"), GE Capital International Holdings Corporation, a Delaware corporation ("GE Holdings"), General Electric Capital Corporation, a Delaware corporation ("GE Capital"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York corporation ("GE", and collectively with GE Capital, EB, GE Holdings and GECS, the "Reporting Persons") with respect to their ownership of the Common Shares of Beneficial Interest, par value $0.01 per share (the "Common Stock"), of ProLogis Trust (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 4.  PURPOSE OF TRANSACTION.

           On December 14, 2001, Security Capital, GE Capital and EB entered into the Merger Agreement, a copy of which is attached as Exhibit 1 to the
Schedule 13D and is hereby incorporated herein by reference. Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, EB will merge with and into Security Capital (the "Merger"), with Security Capital continuing as the surviving corporation. As a result of the Merger, Security Capital will become an indirect wholly owned subsidiary of GE Capital.

           Under the Merger Agreement, GE Capital may elect (no later than the 15th day before the Group Stockholder Meeting) to include the Common Stock owned by Security Capital as part of the Class A Consideration and the Class B Consideration. If GE Capital so elects, the holders of Class B Shares would receive $26 in cash per Class B Share less the value of the Common Stock received by them (with the Common Stock valued for such purposes based upon the average closing prices on the ten (10) consecutive full trading days ending on the day immediately preceding the two (2) full trading days before the Group Stockholder Meeting), and the holders of the Class A Shares would receive 50 times such amount. GE Capital also has the right to revoke its election to include the Common Stock as part of the Class A Consideration and Class B Consideration at any time before the tenth day prior to the Group Stockholder Meeting, provided however that no such revocation may be made if such revocation would make it reasonably necessary, based upon the advice of Security Capital's independent counsel, to delay the Group Stockholder Meeting.

           At a meeting of the Executive Committee of GE Capital's Board of Directors held on March 8, 2002, the Executive Committee approved a proposed plan with respect to the use of shares of Common Stock beneficially owned by Security Capital as part of the merger consideration for the Merger. GE Capital's current plan is to cause Security Capital to distribute to Security Capital stockholders as part of the Class A Consideration and the Class B Consideration approximately 32.8 million shares of Common Stock currently held by Security Capital (or approximately 18.75% of the outstanding shares of Common Stock), with Security Capital retaining approximately 17.1 million of the shares of Common Stock currently held by Security Capital (or approximately 9.8% of the outstanding shares of Common Stock). Notwithstanding such approval by the Executive Committee of GE Capital's Board of Directors on March 8, 2002, GE Capital has not made a formal election under the Merger Agreement with respect to the shares of Common Stock currently held by Security Capital, intends to continue to evaluate its alternatives, and may change its current plans.

Accordingly, the final decision by GE Capital whether or not to substitute some or all of the shares of Common Stock currently held by Security Capital for a portion of the Class A Consideration or the Class B Consideration may be different than GE Capital's current plans as disclosed in this Amendment No. 1. GE Capital's final decision will be communicated to Security Capital's stockholders by means of a press release no later than the 15th day prior to the date of the Group Stockholder Meeting.

           If GE Capital ultimately elects to cause Security Capital to distribute 32.8 million shares of Common Stock currently held by Security Capital as merger consideration in the Merger, then Security Capital would retain approximately 9.8% of the outstanding shares of Common Stock after the Merger and, accordingly, at such time, Security Capital would no longer have the right to designate any persons for nomination to the Company's Board of Trustees pursuant to the Third Amended and Restated Investor Agreement between Security Capital and the Company (the "Investor Agreement"). Similarly, upon completion of the Merger and distribution of the 32.8 million shares of Common Stock currently held by Security Capital, Security Capital would no longer have approval rights with respect to certain Company actions including:

         (1) the issuance of equity securities or securities convertible into equity securities (other than issuances in connection with option, dividend reinvestment and similar plans) for less than the fair market value of such securities;

         (2) the issuance of any preferred shares which would result in the fixed charge coverage ratio (as defined in the Investor Agreement) being less than 1.4 to 1.0;

         (3) adopting any employee benefit plans under which common shares may be issued;

         (4)      the compensation of the Company's senior officers; and

         (5) the incurrence of additional indebtedness which would result in the interest expense coverage ratio (as defined in the Investor Agreement) being less than 2.0 to 1.0.

           Except as set forth above, the response of the Reporting Persons to this Item 4 as previously disclosed in the Schedule 13D has not changed.

           The description of the Merger Agreement set forth in this Amendment No. 1 is qualified in its entirety by reference to such agreement, which is attached as Exhibit No. 1 to the Schedule 13D and is hereby incorporated herein by reference.


                      [Signatures Appear on Following Page]

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2002

                          GENERAL ELECTRIC COMPANY*

                          By: /s/ Nancy E. Barton
                              -----------------------------------------------
                              Name: Nancy E. Barton
                              Title:   Attorney-in-Fact


                          GENERAL ELECTRIC CAPITAL SERVICES, INC.

                          By: /s/ Nancy E. Barton
                              -----------------------------------------------
                              Name: Nancy E. Barton
                              Title: Senior Vice President


                          GENERAL ELECTRIC CAPITAL CORPORATION

                          By: /s/ Nancy E. Barton
                              -----------------------------------------------
                              Name: Nancy E. Barton
                              Title: Senior Vice President


                          GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION

                          By: /s/ Sarah Graber
                              -----------------------------------------------
                              Name: Sarah Graber
                              Title: Vice President and Assistant Secretary


                          EB ACQUISITION CORP.

                          By: /s/ Kevin Korsh
                              -----------------------------------------------
                              Name: Kevin Korsh
                              Title: Assistant Secretary


-----------------------
* Power of attorney, dated as of February 22, 2000, by General Electric Company is hereby incorporated by reference to Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.